Exhibit 99.1

Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Nautilus Marine Acquisition Corp.

We have audited the accompanying balance sheet of Nautilus Marine Acquisition Corp. (a corporation in the development stage) (the “Company”) as of October 31, 2011, and the related statements of operations, changes in shareholders’ equity, and cash flows for the period from November 1, 2010 (inception) through October 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Nautilus Marine Acquisition Corp (a corporation in the development stage) as of October 31, 2011, and the results of its operations and its cash flows for the period from November 1, 2010 (inception) through October 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ WithumSmith+Brown, PC

WithumSmith+Brown, PC
New Brunswick, New Jersey
February 16, 2012

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Balance Sheet
October 31, 2011
(In United States Dollars)

ASSETS
Current Assets:
Cash	$290,364
Restricted Cash Held in Trust	48,485,877
Total Assets	$48,776,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Deferred Underwriting Compensation	$480,000
Accounts payable	32,543
Due to related parties	19,180
Accrued legal fees	100,000
Total Liabilities	631,723

Common Stock Subject to Possible Redemption, 4,257,425 Shares (at Redemption Value)	43,005,205

Shareholders’ Equity:
Preferred Stock, $0.0001 par value; 10,000,000 shares authorized; no shares issued and outstanding	-
Common Stock, $0.0001 par value; 200,000,000 shares authorized, 6,000,000 shares issued and outstanding (4,257,425 shares subject to possible redemption)	600
Additional Paid–in Capital	5,227,426
Deficit Accumulated During Development Stage	(88,713)
Total Shareholders’ Equity	5,139,313
Total Liabilities and Shareholders’ Equity	$48,776,241

The accompanying notes are an integral part of this Financial Statement.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Statement of Operations
For the period from November 1, 2010 (inception) through October 31, 2011
(In United States Dollars)

Period from November 1, 2010 (inception) through October 31, 2011

Revenues:	$-

Expenses:
Formation and Operating costs	94,590
Miscellaneous income	(5,877)
Total expenses	88,713

Net Loss	$(88,713)

Basic and diluted net loss per share	$(0.03)
Weighted average shares outstanding	2,700,165

The accompanying notes are an integral part of this Financial Statement

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Statement of Changes in Shareholders’ Equity
For the period from November 1, 2010 (inception) through October 31, 2011
(In United States Dollars)

	Shares of common stock		Additional paid-in capital	Deficit accumulated during the development stage	Shareholders’ Equity
	Shares	Amount
Balance at November 1, 2010	—	$—	$—	$—	$—
Shares of common stock issued at $0.01449 per share	1,380,000	138	24,862	—	25,000
Sale on July 14, 2011 of 4,800,000 units at $10 per unit, (including 4,257,425 shares subject to possible redemption)	4,800,000	480	47,999,520	—	48,000,000
Underwriters' discount and offering expenses	—	—	(2,122,769)	—	(2,122,769)
Sale on July 14, 2011 of 3,108,000 private placement warrants to the Sponsor at $0.75 per warrant	—	—	2,331,000		2,331,000
Forfeiture of common stock due to non-exercise of the over-allotment option	(180,000)	(18)	18	—	—
Proceeds subject to possible redemption of 4,257,425 shares of common stock at redemption value	—	—	(43,005,205)	—	(43,005,205)
Net loss attributable to common shareholders not subject to possible redemption	—	—	—	(88,713)	(88,713)
Balance at October 31, 2011	6,000,000	$600	$5,227,426	$(88,713)	$5,139,313

The accompanying notes are an integral part of this Financial Statement.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Statement of Cash Flows
For the period from November 1, 2010 (inception) through October 31, 2011
(In United States Dollars)

Cash Flows from Operating Activities
Net loss	$(88,713)
Adjustments to reconcile net loss to net cash used in operating activities:
Due to Sponsors	19,180
Increase in accounts payable	32,543
Gain on trading securities	(5,877)
Net cash used in operating activities	(42,867)

Cash Flows from Investing Activities
Principal deposited in Trust Account	(48,480,000)
Net cash used in investing activities	(48,480,000)

Cash Flows from Financing Activities
Proceeds from notes payable to affiliate	238,145
Payments of notes payable to affiliate	(238,145)
Proceeds from public offering	48,000,000
Proceeds from issuance of Sponsor Warrants	2,331,000
Payment of offering costs	(1,542,769)
Proceeds from sale of sponsors’ shares of common stock	25,000
Net cash provided by financing activities	48,813,231
Net increase in cash	290,364
Cash at beginning of period	—
Cash at end of period	$290,364

The accompanying notes are an integral part of this Financial Statement.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Notes to Financial Statements
 October 31, 2011

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Nautilus Marine Acquisition Corp. (the “Company”) is a recently-organized blank check company formed pursuant to the laws of the Republic of the Marshall Islands for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction, one or more operating businesses or assets (“Business Transaction”). The Company has neither engaged in any operations nor generated any revenues to date. All activity through October 31, 2011 relates to the Company’s formation and initial public offering and from July 20, 2011, the identification of potential target businesses and assets.

The registration statement for the Company’s initial public offering (“IPO”) was declared effective on July 14, 2011. On July 20, 2011, the Company consummated a public offering of 4,800,000 units, with each unit consisting of one share of its common stock and one warrant to purchase one share of its common stock (See Note 3). The shares of common stock sold as part of the units in the IPO are referred herein as “public shares.” Prior to the consummation of the IPO, the Company completed a private placement (the “private placement”) of an aggregate of 3,108,000 warrants (“insider warrants”) to certain initial shareholders, generating gross proceeds of $2,331,000. The Company received gross proceeds of $50,331,000 before deducting underwriters’ compensation of $1,176,000 and including $2,331,000 received for the sale of 3,108,000 warrants to the initial shareholders. On November 22, 2010, the Company completed a private placement of 1,380,000 shares of its common stock (the “initial shares”) to its shareholders, Astra Maritime Inc. and Orca Marine Corp, for net proceeds of $25,000. The private placements of the initial shares and insider warrants are collectively referred herein to as the “private placements”(See Note 4).

Upon the closing of the IPO and the private placements for the insider warrants, $48,480,000 was placed into a trust account (discussed below). As of October 31, 2011, the proceeds placed into the trust account were invested in United States government treasury bills with a maturity of 180 days or less. The amounts in the trust account may be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds investing solely in U.S. government treasury bills and meeting the conditions under Rule 2a-7 promulgated under the Investment Company Act. The trust account is held at a bank in London and is maintained by American Stock Transfer & Trust Company acting as trustee. Except for the interest income that may be released to the Company to pay any taxes and to fund working capital requirements, and amounts necessary to purchase up to 15% of the public shares (See Note 1), none of the funds held in trust will be released from the trust account until the earlier of (i) the consummation of a Business Transaction, (ii) the redemption of the shares sold in the IPO if the Company is unable to consummate a Business Transaction by February 14, 2013 or (iii) the Company’s liquidation (if no redemption occurs).

Initial Business Transaction

For the purposes of consummating a Business Transaction, the Company is not limited to a particular industry or geographic region, although its management team has initially focused its search on identifying a prospective target business in the international marine shipping, offshore and related maritime service industries. Until July 20, 2011, the Company’s efforts were limited to organizational and financing activities. Subsequent to that date, the Company has focused on identifying potential target businesses and assets. The Company presently has no business operations and no financial history. The Business Transaction must be with one or more assets or target businesses having an aggregate fair market value of at least 80% of the value of the trust account (excluding taxes) at the time of the agreement to enter into the Business Transaction.

Upon the consummation of the Business Transaction, subject to certain limitations, the Company will provide its shareholders with the opportunity to redeem their shares of common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes and amounts released for working capital purposes. The Company intends to consummate the Business Transaction and conduct the redemptions without a shareholder vote and instead redeem the shares held by shareholders pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulates issuer tender offers, and will file tender offer documents with the SEC. If, however, a shareholder vote is required.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Notes to Financial Statements
October 31, 2011

Initial Business Transaction - (continued)

by law or the rules of the NASDAQ Capital Market, or the Company decides to hold a shareholder vote for business or legal reasons and it is no longer subject to the foreign private issuer rules, it will conduct the redemptions in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Regardless of whether the Company holds a shareholder vote or a tender offer in connection with the Business Transaction, public shareholders will have the right to redeem their shares for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes and any interest earned on the proceeds placed in the trust account actually withdrawn for working capital purposes, upon the consummation of the Business Transaction, subject to the limitations described herein.

The Company has recorded the 4,257,425 of public shares subject to redemption at their aggregate redemption value of $43,005,205 and classified them as temporary equity at October 31, 2011, in accordance with Financial Accounting Standards Board, or FASB, ASC Topic 480, “Distinguishing Liabilities from Equity.”

The Company will consummate the Business Transaction only if holders of no more than approximately 88% of its public shares elect to redeem their shares and, solely if it seeks shareholder approval, a majority of the outstanding shares of common stock voted are voted in favor of the Business Transaction.

Permitted Purchase of Public Shares

If the Company is no longer subject to the foreign private issuer rules and it seeks shareholder approval for the Business Transaction and does not conduct redemptions pursuant to the tender offer rules, prior to the Business Transaction, there may be released from the trust account, amounts necessary to purchase up to 15% of the public shares. All shares so purchased by the Company will be immediately cancelled.

Additionally, if the Company is no longer subject to the foreign private issuer rules and holds a shareholder vote to approve the Business Transaction, and it does not conduct redemptions pursuant to the tender offer rules, it may enter into privately negotiated transactions to purchase public shares from shareholders who would otherwise elect to redeem their shares, with such purchases made using funds held in the trust account. All shares so purchased by the Company will be immediately cancelled.

Liquidation

In the event no Business Transaction is consummated on or before February 14, 2013, the Company will (i) cease all operations except for the purposes of winding up, (ii) redeem the common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, dissolve and liquidate as part of the plan of dissolution and liquidation. Furthermore, there will be no distribution with respect to our outstanding warrants, which will expire worthless.

After distributing the proceeds of the trust account pursuant to the redemption, the Company will promptly, subject to the approval of its remaining shareholders and board of directors, distribute the balance of its net assets to the remaining shareholders according to its plan of dissolution. The Company will pay the costs of liquidation from its remaining assets outside of the trust account. If such funds are insufficient, Messrs. Tsirigakis and Syllantavos, our founders and co-chief executive officers, have agreed to advance the funds necessary to pay any and all costs involved or associated with the process of liquidation and the return of the funds in the trust account to the public shareholders.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Notes to Financial Statements
October 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission.

Development Stage Company

The Company complies with the reporting requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 915, “Development Stage Entities.” As of October 31, 2011, the Company had not commenced operations or generated revenue. All activity through July 20, 2011 relates to the Company’s formation, the Private Placement and the IPO, and from July 20, 2011, the identification of potential target businesses and assets. The Company will not generate any operating revenues until after completion of the Business Transaction, at the earliest, but will generate non-operating income in the form of interest income on the designated trust account.

Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents at October 31, 2011 principally consist of cash in a money market account held by the Company through its Trust Account.

Net Loss per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period in accordance with FASB ASC 260, “Earnings Per Share”.  Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding, plus to the extent dilutive, the incremental number of shares of common stock to settle warrants issued in the IPO and private placement, as calculated using the treasury stock method.

Redeemable Common Stock

As discussed in Note 1, all of the 4,800,000 shares of common stock sold as part of a Unit in the IPO contain a redemption feature which allows for the redemption of shares of common stock under the Company's liquidation or tender offer/shareholder approval provisions. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity's equity instruments, are excluded from the provisions of ASC 480.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Notes to Financial Statements
October 31, 2011

Income Tax

There is, at present, no direct taxation in the Marshall Islands and interest, dividends, and gains payable to the Company are received free of all Marshall Islands taxes. The Company is registered as an “exempted company” pursuant to the Marshall Islands Companies Law (as amended). As the Company proceeds with making investments in various jurisdictions, tax considerations outside the Marshall Islands may arise. Although the Company intends to pursue tax-efficient investments, it may be subject to income tax, withholding tax, capital gains tax, and other taxes imposed by tax authorities in other jurisdictions. For U.S. tax purposes, the Company expects to be treated as a passive foreign investment company by its U.S. shareholders. The Company does not expect to be subject to direct taxation based on net income in the U.S. as long as it maintains its non-U.S. trade or business status. The Company does not expect to invest in any U.S. obligation that will be subject to U.S. withholding taxes. As of October 31, 2011, the Company has not commenced operations and thus has no uncertain tax positions. The Company follows the provisions of ASC 740-10 which prescribes a recognition threshold and measurement attribute for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on its tax return. ASC 740-10 requires that the financial statements reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. There were no adjustments related to uncertain tax positions recognized during the period November 1, 2010 (inception) to October 31, 2011.

Deferred Offering Costs

The Company complies with the requirements of the SEC Staff Accounting Bulletin (SAB) Topic 5A, “Expenses of Offering” whereby offering costs incurred prior to an initial public offering are capitalized and then charged to shareholders’ equity upon the completion of the offering (or charged to expense if the offering is not completed). Accordingly, at October 31, 2011, offering costs totaling approximately $2,123,000 (including $1,656,000 in underwriter’s fees) have been charged to shareholders’ equity.

Fair Value of Financial Instruments

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, the Company considers assets and liabilities to be financial instruments and considers the fair values of the Company’s financial instruments to approximate their carrying amounts represented on the balance sheet.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

3. PUBLIC OFFERING

On July 20, 2011, the Company consummated the sale of 4,800,000 units at a purchase price of $10.00 per unit. Each unit consists of (i) one share of the Company’s common stock, $0.0001 par value (“common stock”), and (ii) one warrant to purchase one share of common stock (“warrant”). Each warrant entitles the holder to purchase one share of the Company’s common stock at a price of $11.50.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Notes to Financial Statements
October 31, 2011

Public Offering - (continued)

Each warrant will become exercisable on the later of 30 days after the completion of a Business Transaction and July 14, 2012 and will expire five years from the date of the Business Transaction, or earlier upon redemption or liquidation. The Company may redeem the warrants at a price of $0.01 per warrant upon 30 days’ prior written notice after the warrants become exercisable, only in the event that the last sales price of the common stock equals or exceeds $17.50 per share for any 20 trading days within a 30 trading day period ending three business days before the notice of redemption is given.

The Company will not redeem the warrants unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, relating to the shares of common stock issuable upon exercise of the warrants included in the units offered is effective and expected to remain effective to and including the redemption date, and a prospectus relating to the shares of common stock issuable upon exercise of the warrants is available throughout the 30-day redemption period. The Company does not need the consent of the underwriters of the IPO or the shareholders to redeem the outstanding public warrants.

If the Company calls the warrants for redemption, it will have the option to require all holders that wish to exercise public warrants to do so on a “cashless basis,” although the public warrant holders are not eligible to do so at their own option. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the “fair market value” and the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the shares of common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. This would have the effect of reducing the number of shares received by holders of the warrants.

4. RELATED PARTY TRANSACTIONS

Private Placements

The shareholders before the IPO purchased an aggregate of 3,108,000 warrants, or insider warrants, at the price of $0.75 per warrant for a purchase price of $2,331,000 in a private placement. The aggregate purchase price of the insider warrants was added to the proceeds from the IPO and is held in the trust account pending our completion of a Business Transaction. If we do not complete a Business Transaction, the $2,331,000 purchase price of the insider warrants will be included as a part of the redemption amount payable to our public shareholders prior to any voluntary winding up as such amounts will be held in our trust account and the insider warrants will expire worthless. The insider warrants are identical to the warrants included in the units sold in the IPO, except that the insider warrants (i) are non-redeemable, so long as they are held by any of the initial holders or their permitted transferees, (ii) are exercisable on a cashless basis at the election of the holder, so long as they are held by the initial holders or their permitted transferees, and (iii) are not transferable or saleable by the initial holders (except to permitted transferees) until one day after the consummation of a Business Transaction.

In addition, each of the initial shareholders, agreed not to transfer their respective ownership interests or take any steps to cause the sponsors to issue new ownership interests in such entities to anyone other than a permitted transferee. The insider warrants are not currently exercisable and are subject to lockup restrictions.

In addition, commencing after the consummation of the Business Transaction, the holders of the insider warrants and the underlying shares of common stock and their permitted transferees are entitled to registration rights.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
Notes to Financial Statements
October 31, 2011

Notes Payable to Officers

Between November 23, 2010 and July 14, 2011, the Company issued non-interest bearing unsecured promissory notes to Messrs. Tsirigakis and Syllantavos in the aggregate amount of $238,145, in consideration of the payment by such officers of various organizational and offering expenses on the Company’s behalf and a direct loan made to the Company. These notes were repaid on July 20, 2011.

Due to related parties

As of October 31, 2011, an amount of $19,180 is due to Messrs. Tsirigakis and Syllantavos for certain administrative expenses they incurred on behalf of the Company.

Administrative Services

The Company has agreed to pay Fjord NEPA (Greece), an entity controlled by Mr. Tsirigakis, $7,500 per month for office space and general and administrative services. This agreement commenced on July 14, 2011 and shall continue until the earlier of February 14, 2013 or the consummation of the Business Transaction.

5. TRUST ACCOUNT

Upon the closing of the IPO and the private placement of the 3,108,000 insider warrants, a total of $48,480,000 was placed in the trust account. As of October 31, 2011, the amounts in the trust account were invested in United States government treasury bills with a maturity of 180 days or less.

6. SHAREHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 200,000,000 shares of common stock. Holders of the Company’s common stock are entitled to one vote for each share. All weighted average and earnings per share amounts have been restated to reflect the retroactive effect of the reverse stock splits.

On August 15, 2011, the Company announced that the underwriters of the Company’s IPO elected not to exercise their over-allotment option.  As a result, the Company’s shareholders prior to the IPO forfeited an aggregate of 180,000 shares of their common stock of the Company. As a result of the forfeiture, there are 6,000,000 shares of common stock of the Company issued and outstanding as of October 31, 2011.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock, in one or more series, with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. At October 31, 2011, the Company has not issued any shares of preferred stock.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Notes to Financial Statements
October 31, 2011

7. FAIR VALUE MEASUREMENTS

The Company complies with FASB ASC 820, Fair Value Measurements, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The guidance related to Fair Value Measurements requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities,

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data,

Level 3: Unobservable inputs that are not corroborated by market data.

The following table present information about the Company’s assets that are measured at fair value on a recurring basis as of October 31, 2011, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value:

Fair Value of Financial Assets as of October 31, 2011

			Significant Other	Significant
	Balances, at	Quoted Prices in	Observable	Unobservable
	October 31,	Active Markets	Inputs	Inputs
Description	2011	(Level 1)	(Level 2)	(Level 3)

Assets:

Investments held in Trust Account	$48,485,977	$48,485,977	—	—

Total	$48,485,977	$48,485,977	—	—

The fair values of the Company’s cash equivalents invested in United States government treasury bills with a maturity of 180 days or less, are determined through market, observable and corroborated sources.

8. PURCHASE OPTION

The Company sold to the underwriter, for $100, an option to purchase up to a total of 150,000 units. The units issuable upon exercise of this option are identical to those offered in the IPO. This option is exercisable at $11.00 per unit, and may be exercised on a cashless basis, in whole or in part, during the period from the later of the commencement of a Business Transaction or the one year anniversary of the date of the offering through July 20, 2016. The option, the 150,000 units, the 150,000 shares of common stock, the 150,000 warrants underlying the units and the 150,000 shares of common stock underlying the warrants were deemed compensation by the Financial Industry Regulatory Authority (“FINRA”) and

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Notes to Financial Statements
October 31, 2011

Purchase Option (continued)

are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of the FINRA Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for 180 days following the date of the IPO, except to any underwriter and selected dealer participating in the IPO and their bona fide officers or partners. Although the purchase option and its underlying securities were registered under the offering, the purchase option grants to holders demand and “piggy back” rights for period of five and seven years, respectively, from the date of the IPO with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The Company will have no obligation to net cash settle the exercise of the purchase option or the warrants underlying the purchase option. The holder of the purchase option will not be entitled to exercise the purchase option or the warrants underlying the purchase option unless a registration statement covering the securities underlying the purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the purchase option or the underlying warrants, the purchase option or warrants, as applicable, will expire worthless.

The sale of the purchase option was accounted for as a cost attributable to the IPO. As such, the fair value of the option was recorded as a charge to shareholders’ equity. Accordingly, there was no net impact on the financial position or results of operations, except for the recording of the $100 proceeds from the sale. Because our units or other securities do not have a trading history, management has estimated, based upon a Black-Scholes model, that the fair value of the option on the date of sale was approximately $775,000, using an expected life of five years after the first anniversary of the effective date of the registration statement for the IPO, volatility of 69.03%, and a risk-free rate of 1.48%.The expected volatility of approximately 69.03% was estimated by management based on evaluation of the average historical volatilities of fifteen international maritime shipping companies with vessels in the dry bulk and tanker sectors. Management believes the volatility estimate is a reasonable benchmark to use in estimating the expected volatility of the Company’s units. Although an expected life of five years was used in the calculation, if a Business Transaction is not consummated within the prescribed time period and the Company liquidates, the purchase option will become worthless.

The Company has evaluated the accounting treatment of this option. The term of the option satisfies the applicable requirements of FASB ASC 815-10-15, which provides guidance on identifying the contract that should not be accounting for as derivative instruments and FASB ASC 815-40-15. Accordingly, the Company classified this instrument as additional paid-in capital.

9. COMMITMENTS

The Company granted Maxim Group LLC (“Maxim”), as the representative of the underwriters for the offering, a 45-day option to purchase up to 720,000 units (over and above the 4,800,000 units referred to above) solely to cover over-allotments, if any. The option expired unexercised in August 2011.

The Company sold to Maxim for $100 an option to purchase up to a total of 150,000 units at an exercise price of $11.00 per unit. (See Note 8)

The Company has committed to pay deferred underwriting compensation of $480,000 to the representative of the underwriters upon the Company’s consummation of the Business Transaction. The deferred underwriting compensation has been accrued in the accompanying balance sheet

The Company has agreed to pay to Fjord NEPA (Greece), an entity controlled by Mr. Tsirigakis, $7,500 per month for office space and certain general and administrative services, including but not limited to receptionist, secretarial and general office services. This agreement commenced on July 14, 2011 and will continue until the earliest to occur of: (i) the consummation of a business transaction or (ii) February 14, 2013.

The Company has committed to pay its attorneys a legal fee of $100,000 upon the consummation of the Business Transaction. This amount has been accrued in the accompanying balance sheet.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Notes to Financial Statements
October 31, 2011

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring after the balance sheet date and has determined that there are no material events that have occurred, which would require disclosure in the financial statements